Exhibit 99.2

Stock Split Disclosure

During February 2012, the Company issued 9,955,000 additional shares of common stock in connection with a three-for-two stock split effected in the form of a 50% stock dividend paid on February 1, 2012 to stockholders of record on January 23, 2012. All share amounts, including shares held in treasury and shares to be issued under our various stock award plans, have been retroactively adjusted to give effect to the stock split.  With respect to our January 31, 2012 Quarterly Report on Form 10-Q which is incorporated by reference into this Form S-8, the effect of the stock split was recognized retroactively in the stockholders’ equity accounts in the Condensed Consolidated Balance Sheets, and in all share data in the Condensed Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations. With respect to our July 31, 2011 Annual Report on Form 10-K which is incorporated by reference into this Form S-8, the effect of the stock split on per share amounts and weighted average common shares outstanding for each of the three fiscal years ended July 31, 2011 are as follows.

	Year Ended July 31,
	2011	2010	2009

Restated earnings per common share:
Basic	$0.80	$0.79	$0.63

Diluted	$0.79	$0.78	$0.63

Restated dividends per common share	$0.08	$0.07	$—

Restated weighted average number of shares and common stock equivalents attributable to both common stock and participating securities:
Basic	25,650	25,166	24,779
Diluted	25,986	25,451	24,865